Robovet Corporation

Profit and Loss Comparison

January - December 2021

	TOTAL			
	JAN - DEC 2021	JAN - DEC 2020 (PY)	CHANGE	% CHANGE
Income				
Total Income			**$0.00**	**0.00%**
Cost of Goods Sold				
5000 Direct Costs				
5030 Consultant		8,000.00	-8,000.00	-100.00 %
5060 Licensing Fee	36,000.00	27,000.00	9,000.00	33.33 %
5410 Direct Travel		567.00	-567.00	-100.00 %
Total 5000 Direct Costs	**36,000.00**	**35,567.00**	**433.00**	**1.22 %**
Total Cost of Goods Sold	**$36,000.00**	**$35,567.00**	**$433.00**	**1.22 %**
GROSS PROFIT	$ -36,000.00	$ -35,567.00	$ -433.00	-1.22 %
Expenses				
8000 G&A				
8040 Campaign Service Charges		14,445.29	-14,445.29	-100.00 %
8050 License & Permits		450.00	-450.00	-100.00 %
8090 Bank Charges	1.00		1.00	
8100 Accounting	7,200.00	7,600.00	-400.00	-5.26 %
8110 Advertising and Promotion		9,798.50	-9,798.50	-100.00 %
8125 Dues and Subscriptions	560.73	280.00	280.73	100.26 %
8190 Facility Expense				
8191 Rent Expense	1,200.00	1,200.00	0.00	0.00 %
Total 8190 Facility Expense	**1,200.00**	**1,200.00**	**0.00**	**0.00 %**
8250 Legal Fees		810.00	-810.00	-100.00 %
8260 Professional Fees		9,969.00	-9,969.00	-100.00 %
8400 Software	288.00	71.80	216.20	301.11 %
8700 Taxes Paid	450.00		450.00	
Total 8000 G&A	**9,699.73**	**44,624.59**	**-34,924.86**	**-78.26 %**
Total Expenses	**$9,699.73**	**$44,624.59**	**$ -34,924.86**	**-78.26 %**
NET OPERATING INCOME	$ -45,699.73	$ -80,191.59	$34,491.86	43.01 %
NET INCOME	$ -45,699.73	$ -80,191.59	$34,491.86	43.01 %